SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2008
(Commission File Number: 000-24876)
TELUS Corporation
(Translation of registrant’s name into English)
21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal registered offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

This Form 6-K consists of the following:
News Release dated December 14, 2007
News Release dated December 17, 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated:  January 24, 2008

TELUS Corporation
/s/ Audrey Ho
Name:	Audrey Ho
Title:	Senior Vice President, General Counsel and Corporate Secretary

News Release
December 14, 2007
TELUS purchases Emergis shares
Vancouver, British Columbia — TELUS Corporation (TSX: T, T.A; NYSE: TU) announced that it has today purchased 480,300 common shares of Emergis Inc. (“Common Shares”) through the facilities of the Toronto Stock Exchange (the “TSX”), representing 0.5 per cent of the outstanding Common Shares as at December 10, 2007. As of the close of business of the TSX today, TELUS owned directly or indirectly 480,300 Common Shares.
The highest price paid by TELUS for Common Shares purchased today was C$8.18 per share and the average price paid per share was C$8.18. This is TELUS’ first purchase of Common Shares through the facilities of the TSX since TELUS’s indirect wholly-owned subsidiary 6886116 Canada Ltd. mailed its offer (the “TELUS Offer”) to purchase Emergis on December 11, 2007.
TELUS previously indicated in the TELUS offer that it might purchase Common Shares through the facilities of the TSX, subject to compliance with applicable laws, from time to time until the expiry of the TELUS offer. The purchase of Common Shares in the market was undertaken with the sole aim of assisting TELUS to achieve its stated objective of acquiring 100 per cent of the Common Shares. The purchased Common Shares will be counted in the determination as to whether 66 2/3 per cent of the Common Shares outstanding on a fully-diluted basis shall have been validly deposited and not withdrawn at the expiry time of the TELUS offer. The number of Common Shares that TELUS may purchase through the facilities of the TSX may not exceed 5 per cent of the outstanding Common Shares, based on the number of Common Shares outstanding at the time of TELUS’ offer for Emergis.
FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements about TELUS that are intended to be covered by the safe harbour for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this news release are forward-looking statements. Forward-looking statements may prove to not be accurate and readers are cautioned to not place undue reliance on them.
Statements that address activities, events or developments that TELUS expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements include but are not limited to those regarding: the purchase by TELUS of Common Shares; the acceptance of the Offer by holders of Common Shares; the receipt of required regulatory approvals in a timely manner; completion of the proposed transaction; strategic plans and expectations; business and financial prospects; expected efficiencies and economies of scale from the transaction; future financial or operating performance and cash flows, including improved growth and returns; and statements regarding strategies, objectives, goals and targets. There can be no assurance that any transaction between TELUS and Emergis will occur, or will occur on the timetable contemplated in this news release.
LEGAL NOTICE
This news release is provided for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell securities of Emergis. No proxy solicitation regarding a business combination involving Emergis or offer to purchase the outstanding common shares of Emergis has been commenced. The TELUS offer is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular filed on December 11, 2007 filed with Canadian provincial and United

States federal securities regulators. The offer to purchase, offering circular and other related materials may also be obtained from TELUS, Attention: TELUS Corporation, Investor Relations, 3-555 Robson Street, Vancouver, BC V6B 3K9.

About TELUS
TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.0 billion of annual revenue and 11.0 million customer connections including 5.4 million wireless subscribers, 4.4 million wireline network access lines and 1.2 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada’s premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed more than $91 million to charitable and non-profit organizations and volunteered more than 1.7 million hours of service to local communities. Eight TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com.

For media inquiries, please contact:
Shawn Hall
TELUS Media Relations
(604) 697-8176
shawn.hall@telus.com

News Release
December 17, 2007
TELUS purchases Emergis shares
Vancouver, British Columbia — TELUS Corporation (TSX: T, T.A; NYSE: TU) announced that it has today purchased 495,500 common shares of Emergis Inc. (“Common Shares”) through the facilities of the Toronto Stock Exchange (the “TSX”), representing 0.5 per cent of the outstanding Common Shares as at December 10, 2007. As of the close of business of the TSX today, TELUS owned directly or indirectly 975,800 Common Shares.
The highest price paid by TELUS for Common Shares purchased today was C$8.19 per share and the average price paid per share was C$8.19. This is TELUS’ second purchase of Common Shares through the facilities of the TSX since TELUS’s indirect wholly-owned subsidiary 6886116 Canada Ltd. mailed its offer (the “TELUS Offer”) to purchase Emergis on December 11, 2007.
TELUS previously indicated in the TELUS offer that it might purchase Common Shares through the facilities of the TSX, subject to compliance with applicable laws, from time to time until the expiry of the TELUS offer. The purchase of Common Shares in the market was undertaken with the sole aim of assisting TELUS to achieve its stated objective of acquiring 100 per cent of the Common Shares. The purchased Common Shares will be counted in the determination as to whether 66 2/3 per cent of the Common Shares outstanding on a fully-diluted basis shall have been validly deposited and not withdrawn at the expiry time of the TELUS offer. The number of Common Shares that TELUS may purchase through the facilities of the TSX may not exceed 5 per cent of the outstanding Common Shares, based on the number of Common Shares outstanding at the time of TELUS’ offer for Emergis.
FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements about TELUS that are intended to be covered by the safe harbour for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this news release are forward-looking statements. Forward-looking statements may prove to not be accurate and readers are cautioned to not place undue reliance on them.
Statements that address activities, events or developments that TELUS expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements include but are not limited to those regarding: the purchase by TELUS of Common Shares; the acceptance of the Offer by holders of Common Shares; the receipt of required regulatory approvals in a timely manner; completion of the proposed transaction; strategic plans and expectations; business and financial prospects; expected efficiencies and economies of scale from the transaction; future financial or operating performance and cash flows, including improved growth and returns; and statements regarding strategies, objectives, goals and targets. There can be no assurance that any transaction between TELUS and Emergis will occur, or will occur on the timetable contemplated in this news release.
LEGAL NOTICE
This news release is provided for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell securities of Emergis. No proxy solicitation regarding a business combination involving Emergis or offer to purchase the outstanding common shares of Emergis has been commenced. The TELUS offer is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and offering circular filed on December 11, 2007 filed with Canadian provincial and United

States federal securities regulators. The offer to purchase, offering circular and other related materials may also be obtained from TELUS, Attention: TELUS Corporation, Investor Relations, 3-555 Robson Street, Vancouver, BC V6B 3K9.

About TELUS
TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.0 billion of annual revenue and 11.0 million customer connections including 5.4 million wireless subscribers, 4.4 million wireline network access lines and 1.2 million Internet subscribers. TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. Committed to being Canada’s premier corporate citizen, we give where we live. Since 2000, TELUS and our team members have contributed more than $91 million to charitable and non-profit organizations and volunteered more than 1.7 million hours of service to local communities. Eight TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com.

For media inquiries, please contact:
Shawn Hall
TELUS Media Relations
(604) 697-8176
shawn.hall@telus.com